Exhibit 99.2

FELDMAN FINANCIAL ADVISORS, INC.

8804 MIRADOR PLACE

MCLEAN, VA 22102

202-467-6862

September 8, 2022

Boards of Directors

First Seacoast Bancorp, MHC

First Seacoast Bancorp

First Seacoast Bancorp, Inc.

First Seacoast Bank

633 Central Avenue

Dover, New Hampshire 03820

Members of the Boards of Directors:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of First Seacoast Bank (the “Bank”), pursuant to the Plan of Conversion and Reorganization (the “Plan”) adopted by the Boards of Directors of First Seacoast Bancorp, MHC (the “MHC”), First Seacoast Bancorp (the “Mid-Tier”), and the Bank, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the MHC will convert from the two-tier mutual holding company form of organization to the fully stock form. The MHC will be merged into the Mid-Tier and, as a result, the MHC will cease to exist. The Mid-Tier will merge into a newly-formed Maryland corporation named First Seacoast Bancorp, Inc. (the “Company”) and, as a result, the Mid-Tier will cease to exist. As part of the conversion and stock offering, the 55.2% ownership interest of the MHC in the Mid-Tier will be offered for sale in the stock offering. When the conversion and stock offering are completed, the Company will own all of the outstanding common stock of the Bank and public stockholders of the Company will own all of the outstanding common stock of the Company.

In accordance with the Plan, subscription rights to purchase shares of common stock of the Company in the subscription offering are to be granted to: (1) eligible account holders; (2) tax-qualified employee plans; (3) supplemental eligible account holders; and (4) other members. Any shares of common stock of the Company that remain unsubscribed for in the subscription offering will be offered for sale in the community offering or syndicated community offering to certain members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally non-transferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased by members of the general public in the community or syndicated community offerings.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external factors may occur from time to time, often with great unpredictability and may materially impact the value of savings institution common stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.